Exhibit 10.19

Summary of Key Terms of Named Executive Officer Compensation Arrangements

Digimarc has a written employment agreement with its Chief Executive Officer, Bruce Davis, that governs the minimum terms of his compensation and is filed as an exhibit to Digimarc’s annual report on Form 10-K. The Compensation Committee of Digimarc’s Board of Directors may establish compensation for Mr. Davis that exceeds the minimums established by his employment agreement.

Digimarc’s other named executive officers are compensated pursuant to oral, informal compensation arrangements. The Compensation Committee determines annually the compensation of each named executive officer. Material elements of Digimarc’s compensation arrangements with its named executive officers consist of an annual base salary, annual cash bonus and equity compensation awards.

The following table sets forth the base salary and annual bonus target amount for each named executive officer for 2007.

Name and Principal Positions	2007 Base Salary	2007 Annual Bonus Target (Percentage of Base Salary)
Bruce Davis, Chief Executive Officer and Chairman of the Board of Directors	$410,000	$328,000
Michael McConnell, Chief Financial Officer and Treasurer	$260,000	$143,500
Robert Eckel, President, Government Programs	$270,000	$148,500
Robert Chamness, Chief Legal Officer and Secretary	$250,000	$137,500
J. Scott Carr, Executive Vice President	$250,000	$137,500
Reed Stager, Executive Vice President	$250,000	$137,500

Except as otherwise noted, each named executive officer will have the opportunity to earn up to approximately 130% of his annual bonus target amount specified above.  No bonuses will be paid if Digimarc does not have positive net income in 2007.  Any bonus opportunity will be allocated among the named executive officers in proportion to their annual bonus target amounts.  For each named executive officer, other than Mr. Carr, to the extent the 2007 annual bonus is less than or equal to the target bonus amount, 60% of the bonus will be calculated based on Digimarc’s net income for 2007 and 40% will be calculated based on the achievement of individual performance goals.  For each named executive officer, other than Mr. Carr, any portion of the 2007 annual bonus that is in excess of the target bonus amount will be calculated based on Digimarc’s net income for 2007.  For Mr. Carr, 82% of his 2007 annual bonus will be calculated based on a sales commission plan, and Mr. Carr will have the opportunity to earn in excess of this portion of his annual bonus target amount specified above, limited only by the sales performance of the North American sales organization.  The remaining 18% of Mr. Carr’s 2007 annual bonus will be paid based on his achievement of individual performance goals, and Mr. Carr will have the opportunity to earn up to approximately 130% of this portion of his annual bonus target amount.

 The named executive officers are also eligible to participate in Digimarc’s equity compensation plans, and generally receive annual awards of options, restricted stock and/or performance vesting shares under these plans at the discretion of the Compensation Committee. Options and restricted stock awards generally vest over a four-year period following the date of grant. Performance vesting shares generally vest or terminate on the achievement of one or more specified performance goals. Specific terms of option grants are governed by a Stock Option Award Agreement between Digimarc and each named executive officer. Specific terms of restricted stock awards and performance vesting share awards are governed by a Restricted Stock Agreement and Performance Vesting Share Agreement, respectively, between Digimarc and each named executive officer.